UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*
HALLADOR PETROLEUM COMPANY
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
406092304
(CUSIP Number)
Bryan H. Lawrence
Yorktown Energy Partners VII, L.P.
410 Park Avenue, 19th Floor
New York, New York 10022
212-515-2100
Copies to:
Jeffrey Zlotky
Thompson & Knight LLP
1722 Routh Street, Suite 1500
Dallas, Texas 75201
214-969-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 21, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of the cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	406092205

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) YORKTOWN ENERGY PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,700,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,700,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,700,090 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.02% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.
(2) Based on 21,902,528 shares of common stock issued and outstanding as of August 14, 2008 as disclosed by Hallador Petroleum Company in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

CUSIP No.	406092205

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) YORKTOWN VII COMPANY LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,700,090

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,700,090

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,700,090 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.02% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.
(2) Based on 21,902,528 shares of common stock issued and outstanding as of August 14, 2008 as disclosed by Hallador Petroleum Company in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

CUSIP No.	406092205

1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of Above Persons (entities only) YORKTOWN VII ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		5,700,090

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,700,090

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,700,090 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	26.02% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to share the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the securities owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.
(2) Based on 21,902,528 shares of common stock issued and outstanding as of August 14, 2008 as disclosed by Hallador Petroleum Company in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008.

Item 1. SECURITY AND ISSUER.
          This Schedule 13D relates to the common stock (the “Common Stock”) of Hallador Petroleum Company (the “Company”) whose principal executive offices are located at 1660 Lincoln Street, Suite 2700, Denver, CO 80264.
Item 2. IDENTITY AND BACKGROUND.
          This statement is filed by Yorktown Energy Partners VII, L.P., a Delaware limited partnership (“Yorktown”), Yorktown VII Company LP, a Delaware limited partnership (the “General Partner”) and Yorktown VII Associates LLC, a Delaware limited liability company (the “LLC”). The principal office and business address of Yorktown, the General Partner and the LLC is 410 Park Avenue, 19th Floor, New York, New York, 10022. The principal business of Yorktown is investing in equity securities of energy investments. The principal business of the general partner is managing Yorktown. The principal business of the LLC is managing the General Partner.
          Yorktown, the General Partner and the LLC have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          Yorktown, the General Partner and the LLC have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          Yorktown used $7,500,000.50 of partnership funds to purchase 2,419,355 shares on October 5, 2007 and used $13,122,940 of partnership funds to purchase 3,280,735 shares on July 21, 2008.
Item 4. PURPOSE OF TRANSACTION.
          Yorktown acquired the 5,700,090 shares of common stock for investment purposes. As of the date hereof, Yorktown, the General Partner and the LLC have not formulated any specific plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter or bylaws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.
Item 5. INTEREST IN SECURITIES OF THE ISSUER.
     (a) As of July 21, 2008, Yorktown owned 5,700,090 shares of common stock, representing 26.02% of the Company’s outstanding shares of common stock (based on 21,902,528 shares of common stock issued and outstanding as of August 14, 2008 as disclosed by Hallador Petroleum Company in its Form 10-Q filed with the Securities and Exchange Commission on August 14, 2008).
     (b) The LLC has the sole voting power and sole disposition power with respect to the shares of common stock owned by Yorktown.

     (c) None.
     (d) No person other than Yorktown has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock reported on this Schedule 13D.
     (e) N/A.
Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
None.
Item 7. MATERIAL TO BE FILED AS EXHIBITS
Joint Filing Agreement dated August 26, 2008.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 26, 2008

YORKTOWN ENERGY PARTNERS VII, L.P.

By:	Yorktown VII Company LP,
Its General Partner

By:	Yorktown VII Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence

	Name:	Bryan H. Lawrence

	Title:	Member

YORKTOWN VII COMPANY LP

By:	Yorktown VII Associates LLC,
Its General Partner

By:	/s/ Bryan H. Lawrence

	Name:	Bryan H. Lawrence

	Title:	Member

YORKTOWN VII ASSOCIATES LLC

By:	/s/ Bryan H. Lawrence

	Name:	Bryan H. Lawrence

	Title:	Member